

03034966

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



PROCESSING
OCT 10 2003
WASH. D.C.
187
SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, October 7, 2003, Series 2003-NC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-
033-81236
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 7, 2003

ACE SECURITIES CORP.



By: ______________________________
Name: Douglas K. Johnson
Title: President



By: ______________________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$845,696,000 *(Approximate)*

Home Equity Loan Trust
Series 2003-NC1

Ace Securities Corp
(Depositor)

New Century Mortgage Corporation
(Originator)

Deutsche Bank 

September 22, 2003

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 22, 2003

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-NC1
$845,696,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	579,107,000	Float	2.57	11/03 - 01/11	0	ACT/360	July 2033	Aaa / AAA / AAA
A-2	148,834,000	Float	2.64	11/03 - 01/11	0	ACT/360	July 2033	Aaa / AAA / AAA
M-1	42,820,000	Float	4.97	01/07 - 01/11	0	ACT/360	July 2033	Aa2 / AA+ / AA+
M-2	38,538,000	Float	4.92	12/06 - 01/11	0	ACT/360	July 2033	A2 / A / A+
M-3	8,564,000	Float	4.91	12/06 - 01/11	0	ACT/360	July 2033	A3 / A- / A
M-4	10,705,000	Float	4.90	11/06 - 01/11	0	ACT/360	July 2033	Baa1 / BBB+ / A-
M-5	10,705,000	Float	4.87	11/06 - 01/11	0	ACT/360	July 2033	Baa2 / BBB / BBB
M-6	6,423,000	Float	4.55	11/06 - 05/10	0	ACT/360	July 2033	Baa3 / BBB- / BBB-
Total	**$845,696,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Class A-1 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed and adjustable-rate first lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 5,527 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $856,401,114 as of the Statistical Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,793 conforming balance fixed and adjustable-rate Mortgage Loans totaling $681,301,820 and the Group II Mortgage Loans will represent approximately 734 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling $175,099,294.
Class A Certificates:	Class A-1 and Class A-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	New Century Mortgage Corporation
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	Primary servicing will be provided by Ocwen and Provident Bank
Trustee:	Bank One National Association
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc..
Statistical Cut-off Date:	September 1, 2003.
Cut-off Date:	October 1, 2003.
Expected Pricing:	Week of September 22, 2003
Expected Closing Date:	On or about October 10, 2003
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in November 2003.

Transaction Overview (Cont.)

Determination Date: The Determination Date with respect to any Distribution Date is the [10th] day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date shall be the calendar month immediately preceding the month in which the Distribution Date occurs for those mortgage loans serviced by Provident Bank and from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date for those mortgage loans serviced by Ocwen.

Interest Accrual Period: Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).

Interest Distribution Amount: For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: The Trustee, Servicers, Credit Risk Manager, PMI Provider and Custodian will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 1.378% for the Mortgage Loans as of the Statistical Cut-off Date..

Compensating Interest: Each Servicer will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to each Servicer.

Prepayment interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Expense Adjusted Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Primary Mortgage Insurance Policy: As of the Statistical Cut-off Date, approximately 54.14% of the aggregate principal balance of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Transaction Overview (Cont.)

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates.

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by it and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans servcied by it only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:

1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 1.25% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to increase to 2.50% of the ending aggregate principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available, will be applied to first pay principal on the Class A Certificates, then principal on the Mezzanine Certificates.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 30%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A-1	Aaa / AAA / AAA	15.00%	30.00%
A-2	Aaa / AAA / AAA	15.00%	30.00%
M-1	Aa2 / AA+ / AA+	10.00%	20.00%
M-2	A2 / A / A+	5.50%	11.00%
M-3	A3 / A- / A	4.50%	9.00%
M-4	Baa1 / BBB+ / A-	3.25%	6.50%
M-5	Baa2 / BBB / BBB	2.00%	4.00%
M-6	Baa3 / BBB- / BBB-	1.25%	2.50%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The rate per annum (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2003-NC1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the schedule on p. 13.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date, (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related Due Period and (v) payments received on the Group II Cap agreement, if any, to pay the Net WAC Rate Carryover amount on the Class A-2 Certificates and the Mezzanine Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 30.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Cont.): Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 20.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 11.00% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 9.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 6.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 4.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 2.50% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50.00% of the senior credit enhancement percentage.

Transaction Overview (Cont.)

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 to October 2007	2.75%, plus 1/12th of 1.00% for each month thereafter
November 2007 to October 2008	3.75%, plus 1/12th of 0.75% for each month thereafter
November 2008 to October 2009	4.50%, plus 1/12th of 0.25% for each month thereafter
November 2009 and thereafter	4.75%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates.
6. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and the Mezzanine Certificates in the same order of priority as described in 1 above.
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.52	4.80	2.57	1.96	1.33
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
A-2	Avg Life	18.34	4.89	2.64	2.02	1.40
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-1	Avg Life	25.85	8.88	4.97	4.34	4.19
	First Payment Date	Feb-25	Jan-08	Jan-07	Apr-07	Oct-07
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-2	Avg Life	25.85	8.88	4.92	4.18	3.85
	First Payment Date	Feb-25	Jan-08	Dec-06	Jan-07	Mar-07
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-3	Avg Life	25.85	8.88	4.91	4.12	3.64
	First Payment Date	Feb-25	Jan-08	Dec-06	Jan-07	Feb-07
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-4	Avg Life	25.85	8.88	4.90	4.09	3.57
	First Payment Date	Feb-25	Jan-08	Nov-06	Dec-06	Jan-07
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-5	Avg Life	25.83	8.84	4.87	4.05	3.50
	First Payment Date	Feb-25	Jan-08	Nov-06	Nov-06	Dec-06
	Last Payment Date	Mar-32	Feb-17	Jan-11	Jun-09	Dec-07
M-6	Avg Life	25.62	8.27	4.55	3.77	3.28
	First Payment Date	Feb-25	Jan-08	Nov-06	Nov-06	Nov-06
	Last Payment Date	Oct-31	Dec-15	May-10	Dec-08	Aug-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.57	5.16	2.80	2.14	1.45
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Jun-33	Sep-29	Jan-20	Aug-16	May-13
A-2	Avg Life	18.39	5.27	2.90	2.22	1.54
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	May-33	Sep-29	Feb-20	Sep-16	Jun-13
M-1	Avg Life	25.97	9.68	5.46	4.73	4.79
	First Payment Date	Feb-25	Jan-08	Jan-07	Apr-07	Oct-07
	Last Payment Date	Apr-33	Nov-25	Nov-16	Feb-14	Jun-11
M-2	Avg Life	25.96	9.56	5.34	4.51	4.10
	First Payment Date	Feb-25	Jan-08	Dec-06	Jan-07	Mar-07
	Last Payment Date	Feb-33	Dec-23	May-15	Nov-12	Jul-10
M-3	Avg Life	25.94	9.40	5.23	4.37	3.82
	First Payment Date	Feb-25	Jan-08	Dec-06	Jan-07	Feb-07
	Last Payment Date	Nov-32	Mar-21	Jul-13	May-11	Jun-09
M-4	Avg Life	25.92	9.25	5.12	4.26	3.70
	First Payment Date	Feb-25	Jan-08	Nov-06	Dec-06	Jan-07
	Last Payment Date	Oct-32	Mar-20	Nov-12	Nov-10	Jan-09
M-5	Avg Life	25.84	8.92	4.92	4.09	3.53
	First Payment Date	Feb-25	Jan-08	Nov-06	Nov-06	Dec-06
	Last Payment Date	Jun-32	Jul-18	Nov-11	Feb-10	Jun-08
M-6	Avg Life	25.62	8.27	4.55	3.77	3.28
	First Payment Date	Feb-25	Jan-08	Nov-06	Nov-06	Nov-06
	Last Payment Date	Oct-31	Dec-15	May-10	Dec-08	Aug-07

Group II Cap Schedule

Group II Cap Schedule				
Period	Payment Date	Notional Amount	Strike Rate	Ceiling
1	11/25/03	$175,099,000	6.25%	8.25%
2	12/25/03	171,320,000	6.25	8.25
3	1/25/04	167,529,000	6.25	8.25
4	2/25/04	163,725,000	6.25	8.25
5	3/25/04	159,908,000	6.25	8.25
6	4/25/04	156,080,000	6.25	8.25
7	5/25/04	152,240,000	6.25	8.25
8	6/25/04	148,392,000	6.25	8.25
9	7/25/04	144,583,000	6.25	8.25
10	8/25/04	140,870,000	6.25	8.25
11	9/25/04	137,253,000	6.25	8.25
12	10/25/04	133,729,000	6.25	8.25
13	11/25/04	130,296,000	6.25	8.25
14	12/25/04	126,951,000	6.25	8.25
15	1/25/05	123,692,000	6.25	8.25
16	2/25/05	120,516,000	6.25	8.25
17	3/25/05	117,423,000	6.25	8.25
18	4/25/05	114,409,000	6.25	8.25
19	5/25/05	111,472,000	6.25	8.25
20	6/25/05	108,611,000	6.25	8.25
21	7/25/05	105,823,000	7.00	8.25
22	8/25/05	103,107,000	7.00	8.25
23	9/25/05	100,461,000	7.00	8.25
24	10/25/05	97,883,000	7.00	8.25
25	11/25/05	95,371,000	7.00	8.25
26	12/25/05	92,923,000	7.00	8.25

Aggregate Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	11/25/03	-
2	12/25/03	6.60
3	1/25/04	6.46
4	2/25/04	6.48
5	3/25/04	6.90
6	4/25/04	6.48
7	5/25/04	6.68
8	6/25/04	6.48
9	7/25/04	6.68
10	8/25/04	6.48
11	9/25/04	6.48
12	10/25/04	6.68
13	11/25/04	6.48
14	12/25/04	6.68
15	1/25/05	6.48
16	2/25/05	6.48
17	3/25/05	7.13
18	4/25/05	6.48
19	5/25/05	6.68
20	6/25/05	6.49
21	7/25/05	7.49
22	8/25/05	7.26
23	9/25/05	7.26
24	10/25/05	7.49
25	11/25/05	7.26
26	12/25/05	7.49
27	1/25/06	7.92
28	2/25/06	7.92
29	3/25/06	8.76
30	4/25/06	7.91
31	5/25/06	8.17
32	6/25/06	7.92
33	7/25/06	9.16
34	8/25/06	8.86
35	9/25/06	8.86
36	10/25/06	9.15
37	11/25/06	8.85
38	12/25/06	9.15
39	1/25/07	9.79
40	2/25/07	9.79
41	3/25/07	10.83
42	4/25/07	9.77
43	5/25/07	10.09
44	6/25/07	9.77
45	7/25/07	10.74

Aggregate Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	8/25/07	10.39
47	9/25/07	10.39
48	10/25/07	10.73
49	11/25/07	10.37
50	12/25/07	10.72
51	1/25/08	10.40
52	2/25/08	10.40
53	3/25/08	11.11
54	4/25/08	10.38
55	5/25/08	10.72
56	6/25/08	10.37
57	7/25/08	10.74
58	8/25/08	10.38
59	9/25/08	10.38
60	10/25/08	10.72
61	11/25/08	10.36
62	12/25/08	10.70
63	1/25/09	10.35
64	2/25/09	10.34
65	3/25/09	11.44
66	4/25/09	10.33
67	5/25/09	10.67
68	6/25/09	10.32
69	7/25/09	10.65
70	8/25/09	10.30
71	9/25/09	10.30
72	10/25/09	10.63
73	11/25/09	10.28
74	12/25/09	10.62
75	1/25/10	10.27
76	2/25/10	10.26
77	3/25/10	11.36
78	4/25/10	10.25
79	5/25/10	10.58
80	6/25/10	10.24
81	7/25/10	10.57
82	8/25/10	10.22
83	9/25/10	10.22
84	10/25/10	10.55
85	11/25/10	10.20
86	12/25/10	10.54
87	1/25/11	10.19

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Class A-1 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
1	11/25/03	-
2	12/25/03	6.18
3	1/25/04	6.00
4	2/25/04	6.01
5	3/25/04	6.42
6	4/25/04	6.01
7	5/25/04	6.21
8	6/25/04	6.01
9	7/25/04	6.20
10	8/25/04	6.00
11	9/25/04	6.00
12	10/25/04	6.20
13	11/25/04	6.00
14	12/25/04	6.20
15	1/25/05	6.00
16	2/25/05	6.00
17	3/25/05	6.65
18	4/25/05	6.00
19	5/25/05	6.20
20	6/25/05	6.01
21	7/25/05	7.23
22	8/25/05	6.99
23	9/25/05	6.99
24	10/25/05	7.22
25	11/25/05	6.99
26	12/25/05	7.22
27	1/25/06	7.96
28	2/25/06	7.96
29	3/25/06	8.81
30	4/25/06	7.95
31	5/25/06	8.22
32	6/25/06	7.96
33	7/25/06	9.26
34	8/25/06	8.96
35	9/25/06	8.95
36	10/25/06	9.25
37	11/25/06	8.94
38	12/25/06	9.25
39	1/25/07	9.94
40	2/25/07	9.94
41	3/25/07	11.00
42	4/25/07	9.93
43	5/25/07	10.25
44	6/25/07	9.92
45	7/25/07	10.95

Class A-1 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
46	8/25/07	10.59
47	9/25/07	10.58
48	10/25/07	10.93
49	11/25/07	10.57
50	12/25/07	10.92
51	1/25/08	10.59
52	2/25/08	10.59
53	3/25/08	11.31
54	4/25/08	10.58
55	5/25/08	10.92
56	6/25/08	10.56
57	7/25/08	10.94
58	8/25/08	10.58
59	9/25/08	10.57
60	10/25/08	10.92
61	11/25/08	10.56
62	12/25/08	10.90
63	1/25/09	10.54
64	2/25/09	10.54
65	3/25/09	11.66
66	4/25/09	10.52
67	5/25/09	10.87
68	6/25/09	10.51
69	7/25/09	10.85
70	8/25/09	10.50
71	9/25/09	10.49
72	10/25/09	10.83
73	11/25/09	10.48
74	12/25/09	10.82
75	1/25/10	10.46
76	2/25/10	10.46
77	3/25/10	11.57
78	4/25/10	10.44
79	5/25/10	10.78
80	6/25/10	10.43
81	7/25/10	10.77
82	8/25/10	10.42
83	9/25/10	10.41
84	10/25/10	10.75
85	11/25/10	10.40
86	12/25/10	10.73
87	1/25/11	10.38

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	11/25/03	-
2	12/25/03	8.25
3	1/25/04	8.25
4	2/25/04	8.33
5	3/25/04	8.77
6	4/25/04	8.33
7	5/25/04	8.54
8	6/25/04	8.33
9	7/25/04	8.55
10	8/25/04	8.34
11	9/25/04	8.34
12	10/25/04	8.55
13	11/25/04	8.34
14	12/25/04	8.55
15	1/25/05	8.34
16	2/25/05	8.34
17	3/25/05	9.02
18	4/25/05	8.34
19	5/25/05	8.55
20	6/25/05	8.34
21	7/25/05	8.54
22	8/25/05	8.31
23	9/25/05	8.31
24	10/25/05	8.54
25	11/25/05	8.30
26	12/25/05	8.54
27	1/25/06	7.76
28	2/25/06	7.75
29	3/25/06	8.58
30	4/25/06	7.75
31	5/25/06	8.01
32	6/25/06	7.77
33	7/25/06	8.76
34	8/25/06	8.49
35	9/25/06	8.48
36	10/25/06	8.76
37	11/25/06	8.47
38	12/25/06	8.77
39	1/25/07	9.19
40	2/25/07	9.20
41	3/25/07	10.18
42	4/25/07	9.19
43	5/25/07	9.49
44	6/25/07	9.20
45	7/25/07	9.98
46	8/25/07	9.67
47	9/25/07	9.66
48	10/25/07	9.98
49	11/25/07	9.65
50	12/25/07	9.98
51	1/25/08	9.67
52	2/25/08	9.68
53	3/25/08	10.34
54	4/25/08	9.66
55	5/25/08	9.98
56	6/25/08	9.67
57	7/25/08	9.99
58	8/25/08	9.67
59	9/25/08	9.66
60	10/25/08	9.98
61	11/25/08	9.65
62	12/25/08	9.97
63	1/25/09	9.64
64	2/25/09	9.63
65	3/25/09	10.66
66	4/25/09	9.62
67	5/25/09	9.93
68	6/25/09	9.61
69	7/25/09	9.92
70	8/25/09	9.59
71	9/25/09	9.59
72	10/25/09	9.90
73	11/25/09	9.58
74	12/25/09	9.89
75	1/25/10	9.56
76	2/25/10	9.56
77	3/25/10	10.57
78	4/25/10	9.54
79	5/25/10	9.86
80	6/25/10	9.53
81	7/25/10	9.84
82	8/25/10	9.52
83	9/25/10	9.51
84	10/25/10	9.82
85	11/25/10	9.50
86	12/25/10	9.81
87	1/25/11	9.49

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	5,527	Index Type:	
Aggregate Principal Balance:	$856,401,114	6 Month LIBOR:	70.64%
Conforming Principal Balance Loans:	$720,270,953	1 Month LIBOR	1.93%
Average Principal Balance:	$154,949	Fixed Rate:	27.43%
Range:	$20,717 - $599,250	W.A. Initial Periodic Cap:	1.538%
W.A. Coupon:	7.516%	W.A. Subsequent Periodic Cap:	1.538%
Range:	4.300% - 12.490%	W.A. Lifetime Rate Cap:	7.002%
W.A. Gross Margin:	5.638%	Property Type:	
Range:	1.250% - 7.950%	Single Family:	76.54%
W.A. Remaining Term (months):	350	PUD:	10.06%
Range:	115 – 358	2-4 Family:	8.20%
W.A. Seasoning: (months)	3	Condo:	5.19%
Latest Maturity Date:	July 1, 2033		
State Concentration (Top 5):		Occupancy Status:	
California:	38.58%	Primary:	93.84%
Florida	6.55%	Investment:	5.76%
Texas	5.88%	Second Home:	0.40%
New York	5.09%	Documentation Status:	
Illinois	5.08%	Full:	58.56%
W.A. Combined Original LTV:	78.87%	Stated:	35.61%
Range:	14.37% - 100.00%	Limited/Lite	5.83%
First Liens:	99.56%	W.A. Prepayment Penalty – Term (months):	25
Second Liens	0.44%	Loans with Prepay Penalties:	82.29%
Non-Balloon Loans:	100.00%	Loans with Mortgage Insurance to 60%:	54.14%
W.A. FICO Score:	598		

*Collateral Information as of the September 1, 2003 Statistical Cut-Off Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,813	$234,944,212	27.43%
ARM	3,714	621,456,902	72.57
Total:	**5,527**	**$856,401,114**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	356	$14,948,094	1.74%
50,000.01 - 100,000.00	1,575	119,441,084	13.91
100,000.01 - 150,000.00	1,280	158,941,407	18.51
150,000.01 - 200,000.00	882	153,719,917	17.90
200,000.01 - 250,000.00	595	132,878,341	15.47
250,000.01 - 300,000.00	355	97,415,997	11.34
300,000.01 - 350,000.00	211	68,127,350	7.93
350,000.01 - 400,000.00	142	53,270,972	6.20
400,000.01 - 450,000.00	67	28,607,350	3.33
450,000.01 - 500,000.00	54	25,975,356	3.02
500,000.01 – 550,000.00	6	3,151,500	0.37
550,000.01 - 600,000.00	4	2,352,250	0.27
Total:	**5,527**	**$858,829,618**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	368	$15,485,771	1.81%
50,000.01 - 100,000.00	1,570	119,147,414	13.91
100,000.01 - 150,000.00	1,280	158,843,176	18.55
150,000.01 - 200,000.00	878	152,860,453	17.85
200,000.01 - 250,000.00	596	132,906,280	15.52
250,000.01 - 300,000.00	352	96,455,334	11.26
300,000.01 - 350,000.00	212	68,341,639	7.98
350,000.01 - 400,000.00	142	53,216,258	6.21
400,000.01 - 450,000.00	66	28,188,101	3.29
450,000.01 - 500,000.00	53	25,458,995	2.97
500,000.01 - 550,000.00	6	3,147,496	0.37
550,000.01 - 600,000.00	4	2,350,197	0.27
Total:	**5,527**	**$856,401,114**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	22	$1,445,560	0.17%
121 - 180	183	15,709,257	1.83
181 - 240	141	9,783,321	1.14
241 - 300	65	18,117,040	2.12
301 - 360	5,116	811,345,935	94.74
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	10	$2,528,270	0.30%
4.500 - 4.999	32	11,613,346	1.36
5.000 - 5.499	23	6,135,657	0.72
5.500 - 5.999	153	32,626,913	3.81
6.000 - 6.499	299	61,328,071	7.16
6.500 - 6.999	929	181,670,770	21.21
7.000 - 7.499	802	140,180,722	16.37
7.500 - 7.999	1,178	183,539,332	21.43
8.000 - 8.499	644	81,977,503	9.57
8.500 - 8.999	680	84,388,356	9.85
9.000 - 9.499	266	27,246,774	3.18
9.500 - 9.999	232	22,911,383	2.68
10.000 - 10.499	83	7,480,715	0.87
10.500 - 10.999	130	7,904,297	0.92
11.000 - 11.499	35	2,688,006	0.31
11.500 - 11.999	26	1,801,029	0.21
12.000 - 12.499	5	379,969	0.04
Total:	**5,527**	**$856,401,114**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30.00	33	$2,707,219	0.32%
30.01 - 35.00	16	1,667,686	0.19
35.01 - 40.00	40	4,683,196	0.55
40.01 - 45.00	42	5,000,963	0.58
45.01 - 50.00	70	8,689,512	1.01
50.01 - 55.00	103	13,017,951	1.52
55.01 - 60.00	149	19,818,976	2.31
60.01 - 65.00	282	41,394,290	4.83
65.01 - 70.00	413	62,713,001	7.32
70.01 - 75.00	599	93,383,673	10.90
75.01 - 80.00	1,605	247,605,896	28.91
80.01 - 85.00	1,074	171,706,618	20.05
85.01 - 90.00	842	146,932,015	17.16
90.01 - 95.00	182	33,478,248	3.91
95.01 - 100.00	77	3,601,870	0.42
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	773	$101,999,231	11.91%
525 - 549	825	113,824,188	13.29
550 - 574	803	120,553,337	14.08
575 - 599	701	110,881,256	12.95
600 - 624	841	135,967,071	15.88
625 - 649	693	110,408,594	12.89
650 - 674	417	71,566,813	8.36
675 - 699	217	37,601,556	4.39
700 - 724	134	25,120,732	2.93
725 - 749	70	14,905,243	1.74
750 - 774	39	9,443,894	1.10
775 - 799	12	3,650,468	0.43
800 - 824	2	478,732	0.06
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,540	$330,387,957	38.58%
Florida	467	56,124,327	6.55
Texas	541	50,349,593	5.88
New York	187	43,604,397	5.09
Illinois	268	43,507,559	5.08
Michigan	275	31,382,672	3.66
New Jersey	155	29,273,502	3.42
Massachusetts	131	27,865,892	3.25
Colorado	126	20,011,157	2.34
Washington	92	14,085,786	1.64
Ohio	151	13,473,249	1.57
Minnesota	90	13,392,871	1.56
Connecticut	78	13,046,399	1.52
Virginia	79	12,421,915	1.45
Maryland	68	11,800,605	1.38
Oregon	80	11,650,371	1.36
Nevada	62	10,271,233	1.20
Arizona	101	10,194,850	1.19
Pennsylvania	91	9,368,363	1.09
New Mexico	63	8,816,053	1.03
Missouri	84	7,829,956	0.91
Rhode Island	40	6,185,744	0.72
Indiana	71	5,865,694	0.68
New Hampshire	29	5,334,029	0.62
Louisiana	54	5,030,577	0.59
Tennessee	50	4,962,476	0.58
North Carolina	40	4,799,549	0.56
Wisconsin	43	4,599,293	0.54
Utah	31	4,407,742	0.51
Idaho	38	4,333,841	0.51
Oklahoma	49	4,057,235	0.47
Alabama	47	4,017,332	0.47
South Carolina	38	3,922,563	0.46
District of Columbia	19	3,890,729	0.45
Nebraska	30	3,171,681	0.37
Iowa	35	2,756,569	0.32
Mississippi	33	2,743,216	0.32

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Georgia	19	2,684,116	0.31
Maine	20	2,528,922	0.30
Kentucky	27	2,513,177	0.29
Hawaii	10	2,467,445	0.29
Kansas	26	2,394,891	0.28
Arkansas	21	1,708,977	0.20
Montana	10	1,473,633	0.17
Delaware	5	566,839	0.07
West Virginia	6	543,487	0.06
North Dakota	3	252,217	0.03
South Dakota	2	150,919	0.02
Vermont	1	89,759	0.01
Wyoming	1	89,751	0.01
Total:	**5,527**	**$856,401,114**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	5,129	$803,652,825	93.84%
Investment	380	49,332,938	5.76
Second Home	18	3,415,351	0.40
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,538	$501,506,095	58.56%
Stated Documentation	1,728	304,971,100	35.61
Limited/Lite Documentation	261	49,923,919	5.83
Total:	**5,527**	**$856,401,114**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	3,533	$541,951,890	63.28%
Purchase	1,073	172,925,764	20.19
Refinance - Rate Term	921	141,523,460	16.53
Total:	**5,527**	**$856,401,114**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,377	$655,530,378	76.54%
PUD	483	86,130,783	10.06
2-4 Family	353	70,267,444	8.20
Condo	314	44,472,509	5.19
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
October 2003	52	$16,498,906	2.65%
June 2004	7	998,312	0.16
February 2005	1	205,235	0.03
March 2005	50	6,608,801	1.06
April 2005	448	69,220,364	11.14
May 2005	1,433	233,309,917	37.54
June 2005	201	36,398,461	5.86
July 2005	1,357	229,850,957	36.99
March 2006	1	138,900	0.02
April 2006	7	1,378,360	0.22
May 2006	91	15,669,373	2.52
June 2006	2	308,479	0.05
July 2006	64	10,870,839	1.75
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 – 1.499	1	$288,274	0.05%
1.500 – 1.999	1	279,350	0.04
3.000 – 3.499	11	2,864,420	0.46
3.500 – 3.999	31	11,277,196	1.81
4.000 – 4.499	10	2,143,054	0.34
4.500 – 4.999	3	552,716	0.09
5.000 – 5.499	1,483	253,608,338	40.81
5.500 – 5.999	1,081	187,795,962	30.22
6.000 – 6.499	697	110,588,091	17.79
6.500 – 6.999	285	39,720,172	6.39
7.000 – 7.499	106	11,811,258	1.90
7.500 – 7.999	5	528,071	0.08
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 – 12.499	69	$21,172,007	3.41%
12.500 – 12.999	147	30,780,524	4.95
13.000 – 13.499	236	49,123,383	7.90
13.500 – 13.999	619	123,974,307	19.95
14.000 – 14.499	577	104,776,923	16.86
14.500 – 14.999	792	126,672,763	20.38
15.000 – 15.499	417	58,365,328	9.39
15.500 – 15.999	452	62,035,430	9.98
16.000 – 16.499	163	19,556,182	3.15
16.500 – 16.999	131	14,826,281	2.39
17.000 – 17.499	39	4,328,824	0.70
17.500 – 17.999	37	2,843,354	0.46
18.000 – 18.499	18	1,598,121	0.26
18.500 – 18.999	15	1,200,329	0.19
19.000 – 19.499	2	203,144	0.03
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	10	$2,528,270	0.41%
4.500 - 4.999	32	11,613,346	1.87
5.000 - 5.499	23	6,135,657	0.99
5.500 - 5.999	147	30,977,687	4.98
6.000 - 6.499	238	49,569,275	7.98
6.500 - 6.999	617	123,536,878	19.88
7.000 - 7.499	576	104,695,964	16.85
7.500 - 7.999	793	127,039,368	20.44
8.000 - 8.499	417	58,383,225	9.39
8.500 - 8.999	454	62,310,612	10.03
9.000 - 9.499	164	19,619,245	3.16
9.500 - 9.999	132	14,873,602	2.39
10.000 - 10.499	39	4,328,824	0.70
10.500 - 10.999	37	2,843,354	0.46
11.000 - 11.499	18	1,598,121	0.26
11.500 - 11.999	15	1,200,329	0.19
12.000 - 12.499	2	203,144	0.03
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	14	$1,900,526	0.31%
1.50	3,648	603,057,470	97.04
3.00	52	16,498,906	2.65
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	15	$2,005,134	0.32%
1.50	3,646	602,754,449	96.99
2.00	1	198,413	0.03
3.00	52	16,498,906	2.65
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	16	$2,349,368	0.38%
6.500 - 6.999	8	1,908,448	0.31
7.000 - 7.499	3,680	614,670,816	98.91
7.500 - 7.999	10	2,528,270	0.41
Total:	**3,714**	**$621,456,902**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,064	$151,662,240	17.71%
6	4	513,018	0.06
12	364	77,018,811	8.99
24	2,919	467,955,243	54.64
36	1,175	159,156,134	18.58
60	1	95,668	0.01
Total:	**5,527**	**$856,401,114**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL*

Number of Mortgage Loans:	4,793	Index Type:	
Aggregate Principal Balance:	$681,301,820	6 Month LIBOR:	74.37%
Conforming Principal Balance Loans:	$681,301,820	1 Month LIBOR	0.64%
Average Principal Balance:	$142,145	Fixed Rate:	24.99%
Range:	$20,717 - $497,917	W.A. Initial Periodic Cap:	1.511%
W.A. Coupon:	7.571%	W.A. Subsequent Periodic Cap:	1.511%
Range:	4.300% - 12.490%	W.A. Lifetime Rate Cap:	6.997%
W.A. Gross Margin:	5.696%	Property Type:	
Range:	1.250% - 7.950	Single Family:	76.56%
W.A. Remaining Term (months):	351	PUD:	8.53%
Range:	115 – 358 months	2-4 Family:	9.47%
W.A. Seasoning (months):	3	Condo:	5.44%
Latest Maturity Date:	July 1, 2033		
State Concentration (>5%):		Occupancy Status:	
California	34.61%	Primary:	93.05%
Florida	7.04%	Investment:	6.61%
Texas	5.55%	Second Home:	0.34%
Illinois	5.48%	Documentation Status:	
New York	4.99%	Full:	60.93%
W.A. Combined Original LTV:	78.73%	Stated:	33.77%
Range:	14.37% - 100.00%	Limited/Lite	5.30%
First Liens:	99.58%	W.A. Prepayment Penalty – Term (months):	25
Second Liens	0.42%	Loans with Prepay Penalties:	84.70%
Non-Balloon Loans:	100.00%	Loans with Mortgage Insurance to 60%:	55.99%
W.A. FICO Score:	597		

*Collateral Information as of the September 1, 2003 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,360	$170,255,670	24.99%
ARM	3,433	511,046,150	75.01
Total:	**4,793**	**$681,301,820**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	291	$12,187,594	1.78%
50,000.01 - 100,000.00	1,395	106,494,736	15.59
100,000.01 - 150,000.00	1,209	150,201,631	21.98
150,000.01 - 200,000.00	845	147,323,737	21.56
200,000.01 - 250,000.00	574	128,252,841	18.77
250,000.01 - 300,000.00	344	94,417,287	13.82
300,000.01 - 350,000.00	113	35,431,712	5.19
350,000.01 - 400,000.00	12	4,511,672	0.66
400,000.01 - 450,000.00	7	2,976,000	0.44
450,000.01 - 500,000.00	3	1,457,990	0.21
Total:	**4,793**	**$683,255,200**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	302	$12,685,678	1.86%
50,000.01 - 100,000.00	1,390	106,195,491	15.59
100,000.01 - 150,000.00	1,210	150,228,122	22.05
150,000.01 - 200,000.00	841	146,484,953	21.50
200,000.01 - 250,000.00	575	128,293,121	18.83
250,000.01 - 300,000.00	340	93,165,256	13.67
300,000.01 - 350,000.00	113	35,328,804	5.19
350,000.01 - 400,000.00	12	4,497,246	0.66
400,000.01 - 450,000.00	7	2,968,646	0.44
450,000.01 - 500,000.00	3	1,454,503	0.21
Total:	**4,793**	**$681,301,820**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	19	$1,276,208	0.19%
121 - 180	145	12,409,082	1.82
181 - 240	113	7,210,784	1.06
241 - 300	34	5,829,797	0.86
301 - 360	4,482	654,575,949	96.08
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	7	$1,334,327	0.20%
4.500 - 4.999	8	1,492,344	0.22
5.000 - 5.499	16	3,333,397	0.49
5.500 - 5.999	137	26,217,988	3.85
6.000 - 6.499	263	47,793,762	7.02
6.500 - 6.999	811	139,714,042	20.51
7.000 - 7.499	722	112,621,939	16.53
7.500 - 7.999	1,074	152,764,569	22.42
8.000 - 8.499	570	69,614,013	10.22
8.500 - 8.999	576	68,947,586	10.12
9.000 - 9.499	221	23,923,987	3.51
9.500 - 9.999	184	18,525,586	2.72
10.000 - 10.499	51	5,260,507	0.77
10.500 - 10.999	100	5,703,120	0.84
11.000 - 11.499	28	2,250,440	0.33
11.500 - 11.999	22	1,525,147	0.22
12.000 - 12.499	3	279,065	0.04
Total:	**4,793**	**$681,301,820**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30.00	29	$2,487,006	0.37%
30.01 - 35.00	13	1,113,720	0.16
35.01 - 40.00	37	4,031,161	0.59
40.01 - 45.00	38	4,481,145	0.66
45.01 - 50.00	60	6,795,333	1.00
50.01 - 55.00	89	10,467,049	1.54
55.01 - 60.00	130	16,455,005	2.42
60.01 - 65.00	244	33,788,110	4.96
65.01 - 70.00	351	49,207,976	7.22
70.01 - 75.00	518	74,722,674	10.97
75.01 - 80.00	1,378	199,399,222	29.27
80.01 - 85.00	920	134,054,417	19.68
85.01 - 90.00	758	115,548,710	16.96
90.01 - 95.00	162	26,056,344	3.82
95.01 - 100.00	66	2,693,948	0.40
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	594	$77,943,384	11.44%
525 - 549	583	79,331,040	11.64
550 - 574	746	100,958,243	14.82
575 - 599	667	97,659,206	14.33
600 - 624	778	111,698,546	16.39
625 - 649	651	94,258,862	13.84
650 - 674	375	57,043,191	8.37
675 - 699	192	28,451,844	4.18
700 - 724	115	18,091,938	2.66
725 - 749	54	8,875,993	1.30
750 - 774	29	5,045,253	0.74
775 - 799	8	1,851,707	0.27
800 - 824	1	92,613	0.01
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,265	$235,821,836	34.61%
Florida	412	47,958,278	7.04
Texas	421	37,787,627	5.55
Illinois	248	37,340,176	5.48
New York	154	33,992,448	4.99
Michigan	251	26,796,133	3.93
New Jersey	136	24,363,868	3.58
Massachusetts	115	22,456,247	3.30
Colorado	121	18,717,406	2.75
Washington	87	12,624,902	1.85
Minnesota	87	12,348,015	1.81
Ohio	135	12,101,208	1.78
Virginia	77	11,750,561	1.72
Oregon	78	11,157,391	1.64
Connecticut	70	10,321,040	1.51
Maryland	60	9,863,154	1.45
Arizona	95	9,567,906	1.40
Nevada	56	8,422,594	1.24
Pennsylvania	81	8,137,834	1.19
Missouri	83	7,785,020	1.14
New Mexico	55	6,004,250	0.88
Rhode Island	38	5,700,201	0.84
Indiana	57	4,996,731	0.73
Wisconsin	42	4,501,791	0.66
Idaho	38	4,333,841	0.64
Tennessee	37	3,884,843	0.57
Oklahoma	45	3,820,142	0.56
North Carolina	36	3,783,378	0.56
Utah	29	3,740,071	0.55
New Hampshire	25	3,611,318	0.53
Louisiana	37	3,485,457	0.51
District of Columbia	18	3,415,237	0.50
South Carolina	30	3,331,683	0.49
Alabama	39	3,042,737	0.45
Nebraska	29	2,733,497	0.40
Georgia	19	2,684,116	0.39
Iowa	34	2,653,115	0.39

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Kentucky	26	2,467,913	0.36
Maine	19	2,458,518	0.36
Mississippi	28	2,413,719	0.35
Kansas	23	2,234,088	0.33
Hawaii	9	1,968,099	0.29
Arkansas	20	1,556,824	0.23
Montana	10	1,473,633	0.22
Delaware	5	566,839	0.08
West Virginia	6	543,487	0.08
North Dakota	3	252,217	0.04
South Dakota	2	150,919	0.02
Vermont	1	89,759	0.01
Wyoming	1	89,751	0.01
Total:	**4,793**	**$681,301,820**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	4,420	$633,982,506	93.05%
Investment	358	45,033,900	6.61
Second Home	15	2,285,414	0.34
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,101	$415,110,490	60.93%
Stated Documentation	1,471	230,077,120	33.77
Limited/Lite	221	36,114,210	5.30
Total:	**4,793**	**$681,301,820**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	3,062	$437,363,295	64.20%
Purchase	922	128,449,452	18.85
Refinance - Rate Term	809	115,489,073	16.95
Total:	**4,793**	**$681,301,820**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,784	$521,606,969	76.56%
2-4 Family	334	64,507,292	9.47
PUD	387	58,144,524	8.53
Condo	288	37,043,034	5.44
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
October 2003	23	$4,371,962	0.86%
June 2004	7	998,312	0.20
February 2005	1	205,235	0.04
March 2005	50	6,608,801	1.29
April 2005	416	56,812,320	11.12
May 2005	1,347	199,977,438	39.13
June 2005	182	29,168,183	5.71
July 2005	1,259	191,280,748	37.43
March 2006	1	138,900	0.03
April 2006	6	1,020,086	0.20
May 2006	82	12,130,837	2.37
June 2006	2	308,479	0.06
July 2006	57	8,024,849	1.57
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	1	$288,274	0.06%
1.500 - 1.999	1	279,350	0.05
3.000 - 3.499	7	1,334,327	0.26
3.500 - 3.999	8	1,492,344	0.29
4.000 - 4.499	8	1,331,054	0.26
4.500 - 4.999	3	552,716	0.11
5.000 - 5.499	1,370	209,005,645	40.90
5.500 - 5.999	990	152,401,432	29.82
6.000 - 6.499	658	95,810,911	18.75
6.500 - 6.999	277	36,570,257	7.16
7.000 - 7.499	105	11,451,768	2.24
7.500 - 7.999	5	528,071	0.10
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	35	$7,054,803	1.38%
12.500 - 12.999	132	24,869,588	4.87
13.000 - 13.499	209	38,605,562	7.55
13.500 - 13.999	548	96,407,804	18.86
14.000 - 14.499	519	82,161,938	16.08
14.500 - 14.999	748	109,217,556	21.37
15.000 - 15.499	403	53,121,918	10.39
15.500 - 15.999	436	55,757,718	10.91
16.000 - 16.499	163	19,556,182	3.83
16.500 - 16.999	129	14,119,309	2.76
17.000 - 17.499	39	4,328,824	0.85
17.500 - 17.999	37	2,843,354	0.56
18.000 - 18.499	18	1,598,121	0.31
18.500 - 18.999	15	1,200,329	0.23
19.000 - 19.499	2	203,144	0.04
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	7	$1,334,327	0.26%
4.500 - 4.999	8	1,492,344	0.29
5.000 - 5.499	16	3,333,397	0.65
5.500 - 5.999	132	25,066,751	4.90
6.000 - 6.499	211	39,051,454	7.64
6.500 - 6.999	546	95,970,374	18.78
7.000 - 7.499	518	82,080,978	16.06
7.500 - 7.999	749	109,584,161	21.44
8.000 - 8.499	403	53,139,815	10.40
8.500 - 8.999	438	56,032,900	10.96
9.000 - 9.499	164	19,619,245	3.84
9.500 - 9.999	130	14,166,630	2.77
10.000 - 10.499	39	4,328,824	0.85
10.500 - 10.999	37	2,843,354	0.56
11.000 - 11.499	18	1,598,121	0.31
11.500 - 11.999	15	1,200,329	0.23
12.000 - 12.499	2	203,144	0.04
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	14	$1,900,526	0.37%
1.50	3,396	504,773,662	98.77
3.00	23	4,371,962	0.86
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	15	$2,005,134	0.39%
1.50	3,394	504,470,641	98.71
2.00	1	198,413	0.04
3.00	23	4,371,962	0.86
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	16	$2,349,368	0.46%
6.500 - 6.999	6	1,096,448	0.21
7.000 - 7.499	3,404	506,266,007	99.06
7.500 - 7.999	7	1,334,327	0.26
Total:	**3,433**	**$511,046,150**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	832	$104,245,219	15.30%
6	3	470,414	0.07
12	306	57,923,501	8.50
24	2,730	398,792,451	58.53
36	922	119,870,234	17.59
Total:	**4,793**	**$681,301,820**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*

Number of Mortgage Loans:	734	Index Type:	
Aggregate Principal Balance:	$175,099,294	6 Month LIBOR:	56.13%
Conforming Principal Balance Loans:	$38,969,134	1 Month LIBOR	6.93%
Average Principal Balance:	$238,555	Fixed Rate:	36.94%
Range:	$34,772 - $599,250	W.A. Initial Periodic Cap:	1.665%
W.A. Coupon:	7.301%	W.A. Subsequent Periodic Cap:	1.665%
Range:	4.300% - 12.100%	W.A. Lifetime Rate Cap:	7.022%
W.A. Gross Margin:	5.372%	Property Type:	
Range:	3.000% - 7.000%	Single Family:	76.48%
W.A. Remaining Term (months):	347	PUD:	15.98%
Range:	115 – 358 months	2-4 Family:	3.29%
W.A. Seasoning:	3	Condo:	4.24%
Latest Maturity Date:	July 1, 2033		
State Concentration (Top 5):		Occupancy Status:	
California	54.01%	Primary:	96.90%
Texas	7.17%	Investment:	2.46%
New York	5.49%	Second Home:	0.65%
Florida	4.66%	Documentation Status:	
Illinois	3.52%	Full:	49.34%
W.A. Combined Original LTV:	79.45%	Stated:	42.77%
Range:	21.60% - 100.00%	Limited/Lite	7.89%
First Liens:	99.48%	W.A. Prepayment Penalty – Term (months):	26
Second Liens	0.52%	Loans with Prepay Penalties:	72.92%
Non-Balloon Loans:	100.00%	Loans with Mortgage Insurance to 60%:	46.94%
W.A. FICO Score:	601		

*Collateral Information as of the September 1, 2003 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	453	$64,688,542	36.94%
ARM	281	110,410,752	63.06
Total:	**734**	**$175,099,294**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	65	$2,760,500	1.57%
50,000.01 - 100,000.00	180	12,946,348	7.37
100,000.01 - 150,000.00	71	8,739,776	4.98
150,000.01 - 200,000.00	37	6,396,180	3.64
200,000.01 - 250,000.00	21	4,625,500	2.63
250,000.01 - 300,000.00	11	2,998,710	1.71
300,000.01 - 350,000.00	98	32,695,638	18.62
350,000.01 - 400,000.00	130	48,759,300	27.77
400,000.01 - 450,000.00	60	25,631,350	14.60
450,000.01 - 500,000.00	51	24,517,366	13.96
500,000.01 - 550,000.00	6	3,151,500	1.79
550,000.01 - 600,000.00	4	2,352,250	1.34
Total:	**734**	**$175,574,418**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	66	$2,800,093	1.60%
50,000.01 - 100,000.00	180	12,951,923	7.40
100,000.01 - 150,000.00	70	8,615,054	4.92
150,000.01 - 200,000.00	37	6,375,501	3.64
200,000.01 - 250,000.00	21	4,613,160	2.63
250,000.01 - 300,000.00	12	3,290,078	1.88
300,000.01 - 350,000.00	99	33,012,835	18.85
350,000.01 - 400,000.00	130	48,719,012	27.82
400,000.01 - 450,000.00	59	25,219,455	14.40
450,000.01 - 500,000.00	50	24,004,492	13.71
500,000.01 - 550,000.00	6	3,147,496	1.80
550,000.01 - 600,000.00	4	2,350,197	1.34
Total:	**734**	**$175,099,294**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	3	$169,352	0.10%
121 - 180	38	3,300,175	1.88
181 - 240	28	2,572,537	1.47
241 - 300	31	12,287,243	7.02
301 - 360	634	156,769,986	89.53
Total:	**734**	**$175,099,294**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	3	$1,193,943	0.68%
4.500 - 4.999	24	10,121,001	5.78
5.000 - 5.499	7	2,802,260	1.60
5.500 - 5.999	16	6,408,925	3.66
6.000 - 6.499	36	13,534,309	7.73
6.500 - 6.999	118	41,956,728	23.96
7.000 - 7.499	80	27,558,783	15.74
7.500 - 7.999	104	30,774,764	17.58
8.000 - 8.499	74	12,363,490	7.06
8.500 - 8.999	104	15,440,770	8.82
9.000 - 9.499	45	3,322,788	1.90
9.500 - 9.999	48	4,385,797	2.50
10.000 - 10.499	32	2,220,208	1.27
10.500 - 10.999	30	2,201,176	1.26
11.000 - 11.499	7	437,566	0.25
11.500 - 11.999	4	275,882	0.16
12.000 - 12.499	2	100,903	0.06
Total:	**734**	**$175,099,294**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30.00	4	$220,213	0.13%
30.01 - 35.00	3	553,966	0.32
35.01 - 40.00	3	652,035	0.37
40.01 - 45.00	4	519,818	0.30
45.01 - 50.00	10	1,894,180	1.08
50.01 - 55.00	14	2,550,902	1.46
55.01 - 60.00	19	3,363,972	1.92
60.01 - 65.00	38	7,606,180	4.34
65.01 - 70.00	62	13,505,025	7.71
70.01 - 75.00	81	18,660,999	10.66
75.01 - 80.00	227	48,206,675	27.53
80.01 - 85.00	154	37,652,201	21.50
85.01 - 90.00	84	31,383,305	17.92
90.01 - 95.00	20	7,421,904	4.24
95.01 - 100.00	11	907,921	0.52
Total:	**734**	**$175,099,294**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	179	$24,055,847	13.74%
525 - 549	242	34,493,149	19.70
550 - 574	57	19,595,094	11.19
575 - 599	34	13,222,049	7.55
600 - 624	63	24,268,525	13.86
625 - 649	42	16,149,732	9.22
650 - 674	42	14,523,622	8.29
675 - 699	25	9,149,712	5.23
700 - 724	19	7,028,794	4.01
725 - 749	16	6,029,250	3.44
750 - 774	10	4,398,641	2.51
775 - 799	4	1,798,760	1.03
800 - 824	1	386,119	0.22
Total:	**734**	**$175,099,294**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	275	$94,566,121	54.01%
Texas	120	12,561,966	7.17
New York	33	9,611,948	5.49
Florida	55	8,166,049	4.66
Illinois	20	6,167,384	3.52
Massachusetts	16	5,409,645	3.09
New Jersey	19	4,909,635	2.80
Michigan	24	4,586,539	2.62
New Mexico	8	2,811,803	1.61
Connecticut	8	2,725,359	1.56
Maryland	8	1,937,452	1.11
Nevada	6	1,848,640	1.06
New Hampshire	4	1,722,711	0.98
Louisiana	17	1,545,120	0.88
Washington	5	1,460,884	0.83
Ohio	16	1,372,041	0.78
Colorado	5	1,293,751	0.74
Pennsylvania	10	1,230,529	0.70
Tennessee	13	1,077,633	0.62
Minnesota	3	1,044,856	0.60
North Carolina	4	1,016,171	0.58
Alabama	8	974,595	0.56
Indiana	14	868,962	0.50
Virginia	2	671,355	0.38
Utah	2	667,672	0.38
Arizona	6	626,944	0.36
South Carolina	8	590,879	0.34
Hawaii	1	499,346	0.29
Oregon	2	492,980	0.28
Rhode Island	2	485,543	0.28
District of Columbia	1	475,492	0.27
Nebraska	1	438,184	0.25
Mississippi	5	329,497	0.19
Oklahoma	4	237,092	0.14
Kansas	3	160,803	0.09
Arkansas	1	152,153	0.09
Iowa	1	103,454	0.06

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wisconsin	1	97,502	0.06
Maine	1	70,404	0.04
Kentucky	1	45,264	0.03
Missouri	1	44,936	0.03
Total:	**734**	**$175,099,294**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	709	$169,670,319	96.90%
Investment	22	4,299,038	2.46
Second Home	3	1,129,937	0.65
Total:	**734**	**$175,099,294**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	437	$86,395,605	49.34%
Stated Documentation	257	74,893,980	42.77
Limited/Lite	40	13,809,709	7.89
Total:	**734**	**$175,099,294**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	471	$104,588,595	59.73%
Purchase	151	44,476,312	25.40
Refinance - Rate Term	112	26,034,387	14.87
Total:	**734**	**$175,099,294**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	593	$133,923,409	76.48%
2-4 Family	96	27,986,259	15.98
PUD	26	7,429,475	4.24
Condo	19	5,760,152	3.29
Total:	**734**	**$175,099,294**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
October 2003	29	$12,126,944	10.98%
April 2005	32	12,408,044	11.24
May 2005	86	33,332,479	30.19
June 2005	19	7,230,278	6.55
July 2005	98	38,570,209	34.93
April 2006	1	358,274	0.32
May 2006	9	3,538,536	3.20
July 2006	7	2,845,990	2.58
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	4	$1,530,093	1.39%
3.500 - 3.999	23	9,784,851	8.86
4.000 - 4.499	2	812,000	0.74
5.000 - 5.499	113	44,602,693	40.40
5.500 - 5.999	91	35,394,530	32.06
6.000 - 6.499	39	14,777,180	13.38
6.500 - 6.999	8	3,149,915	2.85
7.000 - 7.499	1	359,490	0.33
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	34	$14,117,204	12.79%
12.500 - 12.999	15	5,910,936	5.35
13.000 - 13.499	27	10,517,821	9.53
13.500 - 13.999	71	27,566,503	24.97
14.000 - 14.499	58	22,614,986	20.48
14.500 - 14.999	44	17,455,207	15.81
15.000 - 15.499	14	5,243,410	4.75
15.500 - 15.999	16	6,277,712	5.69
16.500 - 16.999	2	706,973	0.64
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	3	$1,193,943	1.08%
4.500 - 4.999	24	10,121,001	9.17
5.000 - 5.499	7	2,802,260	2.54
5.500 - 5.999	15	5,910,936	5.35
6.000 - 6.499	27	10,517,821	9.53
6.500 - 6.999	71	27,566,503	24.97
7.000 - 7.499	58	22,614,986	20.48
7.500 - 7.999	44	17,455,207	15.81
8.000 - 8.499	14	5,243,410	4.75
8.500 - 8.999	16	6,277,712	5.69
9.500 - 9.999	2	706,973	0.64
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.50	252	$98,283,808	89.02%
3.00	29	12,126,944	10.98
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.50	252	$98,283,808	89.02%
3.00	29	12,126,944	10.98
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	2	$812,000	0.74%
7.000 - 7.499	276	108,404,809	98.18
7.500 - 7.999	3	1,193,943	1.08
Total:	**281**	**$110,410,752**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	232	$47,417,021	27.08%
6	1	42,604	0.02
12	58	19,095,310	10.91
24	189	69,162,792	39.50
36	253	39,285,899	22.44
60	1	95,668	0.05
Total:	**734**	**$175,099,294**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Structuring

David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158